SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

November 10, 2011

(Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒    R ule 13d-1(b)
☐     Rule 13d-1(c)
☐     Rule 13d-1(d)

(Page 1 of 6 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U109	13G	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Solus Alternative Asset Management LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5) SOLE VOTING POWER
N/A
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER
2,502,6921
OWNED BY

EACH	(7) SOLE DISPOSITIVE POWER
N/A
REPORTING

PERSON WITH	(8) SHARED DISPOSITIVE POWER
2,502,6922

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
2,502,6923

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
9.99%4
(12)	TYPE OF REPORTING PERSON **
IA

________________________
1 As of November 10, 2011, the Reporting Person beneficially owns an aggregate of 1,570,000 of the issuer’s Common Units and 932,692 of the issuer’s Preferred Units.  Conversion of the Preferred Units into Common Units is limited pursuant to a conversion blocker such that the Reporting Persons may only convert the Preferred Units into Common Units so long as after such conversion the Reporting Persons would not beneficially own in excess of 9.99% of the issuer’s Common Units.  The percentage on Line 11 reflects this limitation on the conversion of the Preferred Units, and the number of shares on Lines 6, 8 and 9 reflect the number of Common Units beneficially owned by the Reporting Persons assuming full conversion of the Preferred Units and without regard to the conversion blocker.
2 See Footnote 1.
3 See Footnote 1.
4 Based on 22,657,638 Common Units of the Issuer outstanding as of November 7, 2011,  as reported on the Issuer’s Form 10K.

CUSIP No. 09625U109	13G	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Solus GP LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5) SOLE VOTING POWER
N/A
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER
2,502,692
OWNED BY

EACH	(7) SOLE DISPOSITIVE POWER
N/A
REPORTING

PERSON WITH	(8) SHARED DISPOSITIVE POWER
2,502,6926

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
2,502,692

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
9.99%8

(12)	TYPE OF REPORTING PERSON **
OO

__________________________
5 As of November 10, 2011, the Reporting Person beneficially owns an aggregate of 1,570,000 of the issuer’s Common Units and 932,692 of the issuer’s Preferred Units.  Conversion of the Preferred Units into Common Units is limited pursuant to a conversion blocker such that the Reporting Persons may only convert the Preferred Units into Common Units so long as after such conversion the Reporting Persons would not beneficially own in excess of 9.99% of the issuer’s Common Units.  The percentage on Line 11 reflects this limitation on the conversion of the Preferred Units, and the number of shares on Lines 6, 8 and 9 reflect the number of Common Units beneficially owned by the Reporting Persons assuming full conversion of the Preferred Units and without regard to the conversion blocker.
6 See Footnote 5.
7 See Footnote 5.
8 Based on 22,657,638 Common Units of the Issuer outstanding as of November 7, 2011,  as reported on the Issuer’s Form 10K.

CUSIP No. 09625U109	13G	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY)
Christopher Pucillo

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	(5) SOLE VOTING POWER
N/A
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER
2,502,692
OWNED BY

EACH	(7) SOLE DISPOSITIVE POWER
N/A
REPORTING

PERSON WITH	(8) SHARED DISPOSITIVE POWER
2,502,69210

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
2,502,692

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
9.99%12

(12)	TYPE OF REPORTING PERSON **
IN

______________________________________________
9 As of November 10, 2011, the Reporting Person beneficially owns an aggregate of 1,570,000 of the issuer’s Common Units and 932,692 of the issuer’s Preferred Units.  Conversion of the Preferred Units into Common Units is limited pursuant to a conversion blocker such that the Reporting Persons may only convert the Preferred Units into Common Units so long as after such conversion the Reporting Persons would not beneficially own in excess of 9.99% of the issuer’s Common Units.  The percentage on Line 11 reflects this limitation on the conversion of the Preferred Units, and the number of shares on Lines 6, 8 and 9 reflect the number of Common Units beneficially owned by the Reporting Persons assuming full conversion of the Preferred Units and without regard to the conversion blocker.
10 See Footnote 9.
11 See Footnote 9.
12 Based on 22,657,638 Common Units of the Issuer outstanding as of November 7, 2011,  as reported on the Issuer’s Form 10K.

CUSIP No. 09625U109	13G	Page 5 of 8 Pages

This Statement modifies a Schedule 13D and related amendments previously filed by the Reporting Person (as defined below) relating to the Securities set forth below of the Issuer.

Item 1(a).        Name of Issuer:  Blueknight Energy Partners, L.P.

Item 1(b).        Address of Issuer's Principal Executive Offices:

Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, OK 74136

Item 2(a).        Name of Person Filing:

     This statement is filed by:
(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC’), which serves as the investment manager (the “Investment Manager”) to certain investment funds (the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d), below);

(ii) Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                        410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).       Citizenship: Delaware

Item 2(d).        Title of Class of Securities: Common and Preferred Units

Item 2(e).         CUSIP Numbers: 09625U109 (Common)

CUSIP No. 09625U109	13G	Page 6 of 8 Pages

Item 3.          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. ☐

Item 4.         Ownership.

       (a)   Amount beneficially owned: 2,502,69213
       (b)   Percent of class: 9.99%14
       (c)   (i) Sole power to vote or direct the vote: N/A
       (ii) Shared power to vote or direct the vote: 2,502,69215
               (iii) Sole power to dispose or direct the disposition: N/A
               (iv) Shared power to dispose or direct the disposition: 2,502,69216

____________________
13 As of November 10, 2011, the Reporting Person beneficially owns an aggregate of 1,570,000 of the issuer’s Common Units and 932,692 of the issuer’s Preferred Units.  Conversion of the Preferred Units into Common Units is limited pursuant to a conversion blocker such that the Reporting Persons may only convert the Preferred Units into Common Units so long as after such conversion the Reporting Persons would not beneficially own in excess of 9.99% of the issuer’s Common Units.  The percentage on Line 11 reflects this limitation on the conversion of the Preferred Units, and the number of shares on Lines 6, 8 and 9 reflect the number of Common Units beneficially owned by the Reporting Persons assuming full conversion of the Preferred Units and without regard to the conversion blocker.
14 Based on 22,657,638 common units of the Issuer outstanding as of November 7, 2011,  as reported on the Issuer’s Form 10K.

CUSIP No. 09625U109	13G	Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.          Ownership of Five Percent or Less of a Class.

     N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

    As of November 10, 2011, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Units.  One such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Units.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.          Identification and Classification of Members of the Group.

     N/A

Item 9.          Notice of Dissolution of Group.

     N/A

Item 10.        Certification.

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are currently held in the ordinary course of business and were not acquired and are not currently held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not currently held in connection with or as a participant in any transaction having that purpose or effect.

____________________
15 See Footnote 13.
16 See Footnote 13.

CUSIP No. 09625U109	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2011

By: /s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP